SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a)

(Amendment No. 1)

DONNA KARAN INTERNATIONAL, INC.
(Name of Issuer)

Common Stock,
$.001 par value per share
(Title of Class of Securities)

257826107
(CUSIP Number)

Frank R. Mori, President
Takihyo Inc.
205 West 39th Street, 8th Floor
New York, New York 10018
(212) 626-6300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 2, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          This statement amends the Schedule 13D originally filed on July 3, 1996 by Frank R. Mori, a citizen of the United States of America, filed with respect to his beneficial ownership of common stock, par value $0.01 per share (the “Common Stock”) of Donna Karan International Inc., a Delaware corporation (the “Issuer”). Capitalized terms used and not defined in this Amendment shall have the meanings set forth in the schedule 13D.

          Except as set forth herein, information set forth under each Item of the original Schedule 13D Statement of Beneficial Ownership is correct as of the date hereof.

Item 4.      Purpose of Transaction.

           Item 4 is hereby amended to add the following:

          On April 2, 2001, the Issuer, LVMH Moet Hennessy Louis Vuitton Inc. ("LVMH") and DKI Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of LVMH ("Acquisition Sub") announced that they entered into an Agreement and Plan of Merger (the "Merger Agreement"), which provides, among other things, for the Merger (the "DKI Merger") of Acquisition Sub with and into the Issuer, with the Issuer continuing as the surviving corporation and a direct subsidiary of LVMH. In the Merger, each outstanding share of Common Stock of the Issuer, other than those shares owned by LVMH and its affiliates and dissenting stockholders of the Issuer, will be converted into the right to receive $10.75 per share in cash.

          Simultaneously, with the execution of the Merger Agreement, the Reporting Person, Tomio Taki and Frank R. Mori (collectively, the "Stockholders") entered into a Voting Agreement (the "Voting Agreement") with LVMH and Acquisition Sub. A copy of the Voting Agreement is attached as Exhibit A to this Amendment.

The Voting Agreement

          Under the terms of the Voting Agreement, each stockholder has agreed (i) to vote all Shares of Common Stock held by such stockholder (the “Shares”) in favor of the approval and adoption of the Merger Agreement and the approval of the DKI Merger and in favor of each of the other actions specifically contemplated by the Merger Agreement, and (ii) to vote all the Shares against (x) any reorganization, recapitalization, liquidation or winding up of the Issuer or any other extraordinary transaction (other than the DKI Merger) involving the Issuer, and (y) any corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement.

          Each Stockholder has also agreed to grant LVMH an irrevocable proxy to vote the Shares as contemplated in the foregoing sentence. Subject to certain limited exceptions, the Stockholders are prohibited form selling, transferring, encumbering or otherwise disposing of the Shares and from granting any proxies or entering into any voting agreement with respect to the voting of the Shares. The Voting Agreement terminates upon the earlier of (1) the consummation of the DKI Merger and (2) the date of the termination of the Merger Agreement in accordance with its terms.

          The foregoing summary of the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as Exhibit A and which is incorporated herein by reference.

Item 6.      Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

           Item 6 is hereby amended to add the following:

           As discussed in Item 4, the Stockholders entered into the Voting Agreement with LVMH and Acquisition Sub.

          Except for the agreements described in the Schedule 13D, and except as described in Item 4 and Item 6 of this Amendment, to the best knowledge of the Reporting Person and its officers and directors, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person, and any other person, with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of proxies.

Item 7.      Material to Be filed as Exhibit

Exhibit A.      Voting Agreement

Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2001

TAKIHYO INC. By: /s/ Frank Mori Name: Frank Mori Title: President

EXHIBIT A

VOTING AGREEMENT

           AGREEMENT, dated as of March 31, 2001 among LVMH Moet Hennessy Louis Vuitton Inc., a Delaware corporation ("LVMH"), DKI Acquisition, Inc., a Delaware corporation ("Acquisition Sub"), Takihyo Inc., a Delaware corporation ("Takihyo"), Tomio Taki ("Taki") and Frank R. Mori ("Mori", and collectively with Takihyo and Taki, the "Stockholders").

          WHEREAS, concurrently with the execution and delivery of this Agreement, LVMH, Acquisition Sub and Donna Karan International Inc., a Delaware corporation (the "Company") are entering into an Agreement and Plan of Merger (as the same may be amended from time to time, the "Merger Agreement"), providing for, among other things, the merger of Acquisition Sub with and into the Company;

           WHEREAS, the Board of Directors of the Company has approved this Agreement, the Merger Agreement and the Merger;

          WHEREAS, as of the date of this Agreement, each Stockholder is the owner (either beneficially or of record) of the number of shares of (i) Common Stock of the Company, par value $0.01 per share, (ii) Class A Common Stock of the Company, par value $0.01 per share, and (iii) Class B Common Stock of the Company, par value $0.01 per share (collectively, "Company Common Stock"), as is set forth opposite such Stockholder's name on Schedule A to this Agreement (all such shares and any shares of Company Common Stock hereafter acquired or received by such Stockholder by any means whatsoever prior to the termination of this Agreement, "Shares"); and

           WHEREAS, in order to induce LVMH and Acquisition Sub to enter into the Merger Agreement, the Stockholders have agreed to enter into this Agreement.

          NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1

GRANT OF PROXY; VOTING AGREEMENT

          SECTION 1.1. Voting Agreement. Provided that the Merger Agreement has not previously been terminated, each Stockholder hereby agrees to vote all Shares that such Stockholder is entitled to vote at the time of any vote to approve and adopt the Merger Agreement, the Merger and all agreements related to the Merger and any actions related thereto at any meeting of the stockholders of the Company, and at any adjournment thereof, at which such Merger Agreement and other related agreements (or any amended version thereof), or such other actions, are submitted for the consideration and vote of the stockholders of the Company. Each Stockholder hereby agrees that it will vote all Shares against the approval of any (i) Acquisition Proposal, (ii) reorganization, recapitalization, liquidation or winding up of the Company or any other extraordinary transaction involving the Company or (iii) corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement. None of the Stockholders shall enter into any agreement or understanding, whether oral or written, with any person or entity prior to the termination of this Agreement to vote its Shares in a manner inconsistent with this Section 1.01. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall limit or restrict any Stockholder voting in such Stockholder's sole discretion on any matter other than those matters referred to in this Section.

          SECTION 1.2. Irrevocable Proxy. Each Stockholder hereby revokes any and all previous proxies granted with respect to the Shares. By entering into this Agreement, each Stockholder hereby grants a proxy appointing Bruce Ingram, the Senior Vice President, Finance of LVMH and Louise Firestone, the Vice President, Legal Affairs and General Counsel of LVMH, each individually, as the Stockholder's attorney-in-fact and proxy, with full power of substitution, for and in the Stockholder's name, to vote, express, consent or dissent, or otherwise to utilize such voting power in the manner contemplated by Section 1.01 above as LVMH or its proxy or substitute shall, in LVMH's sole discretion, deem proper with respect to the Shares. The proxy granted by each Stockholder pursuant to this Article 1 is irrevocable and is granted in consideration of LVMH entering into this Agreement and the Merger Agreement and incurring certain related fees and expenses. The proxy granted by each Stockholder shall be revoked upon termination of this Agreement in accordance with its terms.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF STOCKHOLDERS

          Each Stockholder represents and warrants (only with respect to such Stockholder and Shares owned by such Stockholder) to LVMH and Acquisition Sub that:

           SECTION 2.1. Authorization. Takihyo is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

           SECTION 2.2. Authority of Stockholders. Each of the Stockholders has full legal capacity, and, in the case of Takihyo, full corporate power, to enter into, execute and perform this Agreement. The execution and delivery by the Stockholders of this Agreement and the performance by the Stockholders of their obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized and approved by all requisite trust, corporate or other applicable entity action. This Agreement has been duly executed and delivered by a duly authorized trustee, officer, manager or other appropriate authority of Takihyo. This Agreement constitutes a valid and legally binding obligation of each of the Stockholders, enforceable against each of the Stockholders in accordance with its terms (except to the extent that enforcement may be affected by laws relating to bankruptcy, reorganization, insolvency and creditors' rights and by the availability of injunctive relief, specific performance and other equitable remedies).

          SECTION 2.3. Consents. No consent, waiver, authorization, order or approval of, or filing or registration with any Governmental Authority or other Person, or under or with respect to any permit, license, contract, agreement or other instrument to which any of the Stockholders is a party or by which any of the Stockholders is, or their respective assets are, bound or affected, is required for or in connection with the execution and delivery by any of the Stockholders of this Agreement and the consummation by any of the Stockholders of the transactions contemplated hereby.

          SECTION 2.4. Non-Contravention. Neither the execution and delivery of this Agreement by any of the Stockholders, nor the consummation by any of the Stockholders of the transactions contemplated hereby, will (i) violate, conflict with or result in a breach of any federal, state, local or foreign statute, law, ordinance, rule, code, order or regulation of any Governmental Authority or any order, ruling, writ, injunction, judgment, award determination or decree of any court, arbitral body or Governmental Authority to which any of the Stockholders is a party or by which any of the Stockholders is bound, (ii) with respect to Takihyo, violate, conflict with or result in a breach of any of the terms, conditions or provisions of its articles of incorporation, by-laws or other constituent documents or (iii) violate, conflict with, result in a breach of, or constitute a default (or event which with the giving of notice or the passage of time, or both, would become a default) under, require a consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Claims or Permitted Encumbrances on any of the assets or properties of any of the Stockholders pursuant to or result in any payment or charge under, any permit, license, contract or agreement to which any Stockholder is a party or by which any Stockholder, or any of such Stockholder's assets or properties, is bound or affected, and no such permit, license, contract or agreement shall prohibit or delay the timely performance by the Stockholders of any of their obligations under this Agreement.

          SECTION 2.5. Ownership of Shares. As of the date of this Agreement, each Stockholder owns its Shares beneficially and of record, and except for such Shares, such Stockholder does not beneficially or of record own any (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) options or other rights to acquire from the Company any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company. Other than as set forth in the Shareholders Agreement dated as of June 10, 1996 among the Company, certain of the Stockholders, and certain other parties thereto (which agreement has not been amended or modified as of the date hereof) (the "Shareholders Agreement"), each Stockholder has sole voting power, sole power of disposition, sole power to demand appraisal rights and all other stockholder rights with respect to all of its Shares, with no restrictions on such Stockholder's rights of voting or disposition pertaining thereto, other than restrictions on disposition pursuant to applicable securities laws. Other than the Shareholders Agreement, there are no outstanding subscriptions, options, warrants, rights (including preemptive rights), calls, or other agreements or commitments of any character relating to the Shares or to any corporate governance matters. Each Stockholder has good, valid and marketable title to its Shares, free and clear of all Claims and Permitted Encumbrances. Takihyo has full corporate power and authority to own the Shares owned by it.

          SECTION 2.6. Finder's Fees. No investment banker, broker, finder or other intermediary is entitled to a fee or commission from the Company, LVMH or Acquisition Sub in respect of this Agreement based upon any arrangement or agreement made by or on behalf of such Stockholder.

ARTICLE 3

COVENANTS OF STOCKHOLDERS

          Each Stockholder hereby covenants and agrees that:

          SECTION 3.1. No Proxies for or Encumbrances on Shares. Except pursuant to the terms of this Agreement, such Stockholder shall not, without the prior written consent of LVMH, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares or (ii) sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any Shares or any interest therein during the term of this Agreement. Each Stockholder shall not seek or solicit any such sale, assignment, transfer, encumbrance or other disposition or any such contract, option or other arrangement or understanding and agrees to notify LVMH promptly, and to provide all details requested by LVMH, if such Stockholder shall be approached or solicited, directly or indirectly, by any Person with respect to any of the foregoing; provided that the foregoing shall not obligate Mori to take any such action nor prevent Mori from taking any such actions if he determines in good faith after consultation with independent legal counsel that taking such action or failing to so act would reasonably be expected to constitute a breach of his fiduciary duty as a director of the Company.

          SECTION 3.2. Other Offers. (a) Each Stockholder shall not, and will use his, her or its reasonable best efforts to cause their Representatives not to, directly or indirectly, (i) take any action to initiate, solicit, encourage, negotiate or take any action to facilitate, any inquiries or the making of any proposal or offer with respect to, or a transaction to effect, any Acquisition Proposal, (ii) engage in discussions with, or disclose any nonpublic information relating to the Company or any of its Subsidiaries, afford access to the properties, books or records of the Company or any of its Subsidiaries to, or cooperate in any way with, any Person that may be considering making, or has made, an Acquisition Proposal or has agreed to endorse an Acquisition Proposal or (iii) approve or recommend, or propose publicly to approve or recommend, or execute or enter into, or propose publicly to approve or enter into, any letter of intent or other agreement related to any Acquisition Proposal; provided that the foregoing shall not limit or prohibit Mori from participating in discussions with the Board of Directors of the Company if he determines in good faith after consultation with independent legal counsel that the failure to so act would reasonably be expected to constitute a breach of his fiduciary duty as a director of the Company.

          (b) Each Stockholder will promptly notify LVMH after receipt of an Acquisition Proposal or any indication that any Person is considering making an Acquisition Proposal or any request for nonpublic information relating to the Company or any of its Subsidiaries or for access to the properties, books or records of the Company or any of its Subsidiaries by any Person that may be considering making, or has made, an Acquisition Proposal indicating, in connection with such notice, the name of such Person and the material terms and conditions of any such Acquisition Proposal, indication or request and will keep LVMH fully informed of the status and details of any such Acquisition Proposal, indication or request; provided, however, that in the case of Mori, no such disclosure or delivery of such notice shall be required if it would reasonably be expected to constitute a breach of his fiduciary duty as a director of the Company (as reasonably determined by Mori after taking into account the advice of his independent legal counsel).

          SECTION 3.3. Appraisal Rights. Each Stockholder shall not exercise any rights (including, without limitation, under Section 262 of the General Corporation Law of the State of Delaware) to demand appraisal of any of his, her or its Shares which may arise with respect to the Merger.

          SECTION 3.4. Amendments to the Merger Agreement. In the event that LVMH, Acquisition Sub and the Company enter into an amendment to the Merger Agreement that does not alter or modify the economic terms or form of consideration, each Stockholder covenants and agrees that it shall enter into an amendment to this Agreement in accordance with Section 4.02 that shall reflect, to the extent appropriate, the terms of such amended Merger Agreement.

ARTICLE 4

MISCELLANEOUS

          SECTION 4.1. Further Assurances. Each of the LVMH, Acquisition Sub and the Stockholders will execute and deliver, or cause to be executed and delivered, all further documents and instruments reasonably necessary, proper or advisable under applicable laws and regulations, to carry out the purpose and intent of this Agreement.

          SECTION 4.2. Amendments; Termination. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or in the case of a waiver, by the party against whom the waiver is to be effective. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, will not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance. This Agreement shall terminate on the earlier of (i) the date of consummation of the Merger and (ii) the date of termination of the Merger Agreement in accordance with its terms. Upon any termination of this Agreement, this Agreement shall thereupon become void and of no further force and effect, and there shall be no liability in respect of this Agreement on the part of any party hereto or any of such party's Representatives; provided, however, that nothing herein shall relieve any party from any liability for such party's willful breach of this Agreement.

          SECTION 4.3. Indemnification. LVMH agrees to indemnify and hold each Stockholder and in the case of Takihyo, each of Takihyo's officers, directors, employees, affiliates and representatives, harmless from and against any claims, liabilities or expenses (including reasonable attorneys' fees) arising out of any suit, action or proceeding brought by or on behalf of any stockholder of the Company (including any derivative action brought by any such stockholder on behalf of the Company), alleging damage by reason of the grant by such Stockholder of the irrevocable proxy or by reason of the Merger Agreement and other agreements and transactions contemplated hereby and thereby, provided that LVMH shall not be obligated to indemnify any Stockholder under this Section for any claim, liability or expense arising from (i) the bad faith or gross negligence of any Stockholder or (ii) the breach by any Stockholder of this Agreement. Each Stockholder agrees to notify LVMH and Acquisition Sub promptly after the receipt by such Stockholder of written notice of any suit, action or proceeding, or any threat thereof, and LVMH or Acquisition Sub shall be entitled to assume the defense thereof at its own expense and through counsel selected by it. If any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against any Stockholder and the party bringing such action or proceeding does not fully prevail, LVMH shall be entitled to recover reasonable attorneys' fees, costs and expenses of such action or proceeding (in addition to any other relief to which LVMH or such Stockholder may be entitled).

           SECTION 4.4. Expenses. LVMH shall pay all reasonable out-of-pocket costs and expenses (including reasonable attorneys' fees) incurred by the Stockholders in connection with this Agreement.

           SECTION 4.5. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto, except that LVMH and Acquisition Sub may transfer or assign their rights and obligations to any of their respective direct wholly-owned subsidiaries, to the extent and for so long as such entities remain direct wholly-owned subsidiaries.

           SECTION 4.6. Governing Law; Jurisdiction and Venue. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

          SECTION 4.7. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

          SECTION 4.8. Severability. If any term, provision or covenant of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

          SECTION 4.9. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement is not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedy to which they are entitled at law or in equity.

          SECTION 4.10. Remedies Cumulative. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other right, power or remedy by such party.

          SECTION 4.11. Directors and Officers. Notwithstanding anything to the contrary in this Agreement, in the case of Mori, nothing in this Agreement is intended or shall be construed to require that Mori, in his capacity as a director of the Company, to act or fail to act in accordance with his fiduciary duties in such capacity (it being understood that this Agreement shall apply to Mori solely in his capacity as a stockholder of the Company). Furthermore, no Stockholder who is or becomes (during the term hereof) a director or officer of the Company makes any agreement or understanding herein in his or her capacity as a director or officer, and nothing herein will limit or affect, or give rise to any liability to any Stockholder in such Stockholder's capacity as a director or officer of the Company. For the avoidance of doubt, nothing in this Section 4.11 shall in any way limit, modify or abrogate any of the obligations of the Stockholders hereunder to vote the Shares in accordance with the terms of this Agreement and to not transfer any Shares except as permitted hereunder.

           SECTION 4.12. Construction. Whenever used in this Agreement, the singular shall include the plural and vice versa (where applicable), the use of the masculine, feminine or neuter gender shall include the other genders (unless the context otherwise requires), the words "hereof," "herein," "hereto," "hereby," "hereunder" and other words of similar import refer to this Agreement as a whole (including all schedules and exhibits), the words "include," "includes" and "including" shall mean "include, without limitation," "includes, without limitation" and "including, without limitation," respectively. Each party has been represented by its own counsel in connection with the negotiation and preparation of this Agreement and, consequently, each party hereby waives the application of any rule of law to the effect that any provision of this Agreement shall be interpreted or construed against the party whose counsel drafted that provision.

           SECTION 4.13. Capitalized Terms. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Merger Agreement.

           SECTION 4.14. Entire Agreement. This Agreement constitutes the entire agreement between the parties relating to the subject matter hereof.

          SECTION 4.15. Notices. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in person, by facsimile or courier, or by registered or certified mail (postage prepaid, return receipt requested) to such party at its address set forth below:

If to any Stockholder:	Takihyo Inc. 45 West 45th Street New York, NY 10036 Attention: Frank R. Mori Fax: (212) 302-4507

If to LVMH or Acquisition Sub:	LVMH Moet Hennessy Louis Vuitton Inc. 19 East 57th Street, Fifth Floor New York, New York 10022, USA Attention: General Counsel Fax: (212) 340-7620

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

LVMH MOET HENNESSY LOUIS VUITTON INC. By: Name: Title: DKI ACQUISITION, INC. By: Name: Title:

Tomio Taki Frank R. Mori TAKIHYO INC. By: Name: Title:

Schedule A

Stockholder	Class and Number of Shares of Company Common Stock Held
Tomio Taki Frank R. Mori Takihyo Inc.	1,101,293 shares of Common Stock 1 share of Class B Common Stock 875,567 shares of Common Stock 1 share of Class B Common Stock 3,183,881 shares of Common Stock